                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                        TELTRAN INTERNATIONAL GROUP, LTD.
                 (Name of Small Business Issuer in Its Charter)

            Delaware                                     11-3172507
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                           One Penn Plaza, Suite 4632
                            New York, New York 10119
                    (Address of principal executive offices)

                                 (212) 643-1283
                (Issuer's telephone number, including area code)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered           Name of each exchange on which
                                                  each class is to be registered

            Not applicable                                 Not applicable

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share

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                                     PART I

Item 1.     Description of Business.

Introduction General

         Teltran International Group, Ltd. (the "Company") through its wholly owned subsidiary Teltran International, Inc. ("International") is primarily engaged in the international telecommunication business. It was a development stage company until April 1998 when it commenced services for an internet telephony system. In October 1998 it entered into additional arrangements which included the ability to sell internet telephony time. Thus far the Company has entered into initial agreements for this service and anticipates beginning this service in April 1999.

         The Company, formerly known as Spectratek Incorporated, a Utah corporation, acquired all of the outstanding shares of International on May 1, 1996, by issuing shares of the Company's common stock in an amount that resulted in the original stockholders of International receiving approximately 66% of the then outstanding shares of the Company. For financial reporting purposes, the transaction was recorded as a recapitalization of International. International is the continuing, surviving, entity for accounting purposes, but the Company is the continuing entity for legal purposes.

         On October 6, 1997, Spectratek was reincorporated in the State of Delaware under the name of Teltran International Group, Ltd. References to the "Company" unless otherwise indicated by the context refer to the Company and International. The Company's offices are located at One Penn Plaza, New York, New York 10119 and its telephone number is 212-643-1283.

         All share and per share data in this registration statement (other than in the financial statements) have been adjusted to effect a one-for 20 reverse split of the Company's Common Stock effective on December 1, 1997.

Industry Background

         During the last fifteen years international telecommunications have changed dramatically. Deregulation has resulted in the end of monopoly and a proliferation of competitors. In addition, international agreements among most industrial nations have been entered into opening telecommunication markets to competition and foreign ownership. At the same time technology changed adding to the overall efficiency of telecommunication services and increasing capacity dramatically. These factors have combined to reduce costs significantly. Additionally, the technology resulted in the development of new methods of completing calls including refiling which is the routing of calls from country A to B and termination in country C. The combined rates between the three countries is less than the rate directly from country A to country B.

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         A resale arrangement typically involves the wholesale purchase of termination services on a per-minute basis by one long distance provider from another. A single international call may pass through the facilities of multiple long distance carriers and resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Such resale, first permitted with the deregulation of the United States market, enable the emergence of alternative international providers that relied, at least in part, on transmission services acquired on a wholesale basis from other long distance providers. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. These international providers include entities whose business is a reseller with no independent system to originate or terminate calls and no equipment except the connection of the resellers source of telecommunication's time to its customer. Presently, the Company's primary business is the latter. It attempts to obtain the least expensive telecommunications time available for resale to other resellers including credit phone card companies.

         The Company's immediate resale operations will be conducted through internet proto-call which is a recent phenomenon. The Internet telephony industry begin in 1995, when experienced Internet users began to transfer voice messages from one PC to another. Subsequently, software was introduced which allowed PC users to place international calls via the Internet to other PC users for the price of a local call. Initially, the growth of Internet telephony was constrained due to the poor sound quality of the calls and because calls were mainly limited to those placed from one PC to another.

         However, as the industry has grown, substantial improvements have been made. New software has substantially reduced delays. The use of private networks or intranets to transmit calls as an alternative to the public Internet has alleviated capacity problems. Developments in hardware, software and networks are expected to continue to improve the quality and viability of Internet telephony.

         Internet telephony provides customers with substantial savings compared to conventional long distance calls, because the total cost of an Internet telephone call is based on the local calls to and from the gateways of the respective internet providers, thereby bypassing the international settlements process.

Business History

         Initially the Company intended to concentrate its efforts on establishing and operating a global messaging business. Pursuant to that strategy the Company intended to provide its customers with a universal mailbox and a platform that was capable of generating multimedia broadcasts of messages and documents received by the client. That is the messages could be faxed or otherwise delivered to various locations within the enterprise. As an adjunct to its global messaging service the Company also provided enhanced fax services including fax broadcasting. The Company has postponed its efforts to provide global messaging services. It derived insignificant revenues from fax broadcast services for clients.

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         The Company's principal business activity is to provide the resale of telecommunication time to enable clients to provide competitive rates for international communications. This involves several arrangements. The first is to obtain availability of favorable wholesale international rates from carriers and other resellers. This Company then enters into arrangements for the sale of this time. This entails the connection between the Company, the customer and carrier. This is accomplished through telecommunication switches owned by a third party at the third parties location. Prior to April, 1998 the Company derived no or insignificant revenues and was considered a development stage Company. During 1999 it derived revenues as a refile hub for OzEmail Interline Pty, Limited ("OzEmail") which operates a collection of network for international calls through the internet. That is the Company would receive calls for the OzEmail system and direct them through the least expensive routing to countries which have no OzEmail internet termination. The Company derived substantial revenues from this activity in 1998 but believes this source will decline as OzEmail obtains a greater number of countries with affiliates where calls can be completed entirely through the OzEmail network collection. The Company subsequently entered into an "affiliate arrangement with OzEmail which enables the Company to sell international voice telephone availability through the internet system utilizing OzEmail technology and protocols.

The OzEmail System

         OzEmail is a subsidiary of a major internet provider in Australia. OzEmail has assembled a consortium of companies in various countries as affiliates to establish internet network for the transmission and receipt of its Voice over Internet Protocol worldwide or OzEmail's version of internet telephony. OzEmail owns proprietary hardware and software technology utilized in the transmission, routing and connecting of communications, including voice telephony, fax and other transmissions, through the internet system and other conventional systems as public switched networks. The proprietary hardware or "VIN" Hardware is used as the gateway for the carrying and routing of calls.

         OzEmail has licensed the proprietary software and VINs and other trade secrets to provide or establish a network in the country in which the provider or affiliate is located. OzEmail joins the providers in various countries to provide international service. Each provider furnishes termination service in its territory enabling providers in other countries to route the calls to the local provider which in turn terminates their calls in the territory over conventional public switched telephone networks. The provider receives a termination fee. The provider is required to market the OzEmail service in its territory offering calling service through OzEmail systems. The local provider is required to pay a fee to OzEmail for all international services of provider customers routed through OzEmail network. The heart of the system is the VIN, each of which is capable of handling a fixed number of calls. Each provider is required to purchase sufficient VINs from OzEmail to service its customers. A VIN can only handle a finite number of calls so that additional multiple VINS may be required for each customer. Generally, the customer of the provider is a pre-paid calling card service calling center or other entity seeking to provide international calling to its customers.

         Basically, the client of the provider's customers originates a local call through the internet

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which connects to a VIN which transmits the call over internet protocol to a VIN of a provider located in the foreign country. The call is then connected to the domestic local telephone network. All the calls are processed by the control node of OzEmail which is also used for billing, rating and verification purposes. If no provider has been appointed in the country of destination, the call will be routed through a refile provider in a third country for the least expensive routing.

OzEmail/Teltran

         In 1998 the Company was appointed as a refile hub for OzEmail for calls terminating in countries without OzEmail affiliates. In addition, later in October 1998 the Company was appointed a non-exclusive OzEmail affiliate in the United States. The Company then purchased and installed VINs at its switching site and began to market the OzEmail service in the United States. As an affiliate the Company provides termination services in the United States. To date, the Company has derived little or no revenues from this service. After the Company has purchased VINs it has successfully tested the OzEmail telephony service. Each agreement requires sufficient number of VINs as well as a test period of several weeks to determine the quality of service to the particular destination. The Company has entered into a arrangement for sales of communication time including sales to South Africa and Netherlands Antilles. Service is scheduled to begin in April 1999. Several additional agreements are pending.

OzEmail Agreements

         The affiliates arrangement consists two three-year agreements each expiring October 12, 2001. The first agreement is the Interconnectivity and Support Agreement. Under this agreement, Teltran has joined an international consortium of companies established by OzEmail in different countries as a non-exclusive affiliate, of the OzEmail system in the United States. This entitles the Company to transmit internet telephony calls worldwide over OzEmail's interconnected systems. The Company is obligated to roll out the services in the United States and to purchase the required equipment for the operation of the systems from OzEmail. The Company further is obligated to provide termination services for a fee for the benefit of providers or affiliates in other countries. The Agreement provides for the payment of fees to OzEmail by the Company for calls originating through the system. The second agreement is the USA Intellectual Property License Agreement. This agreement grants Teltran a non-exclusive license for three years to use OZI's software, hardware, Intellectual property, advertising/promotional material, etc. to perform services under the internet interconnectivity and support agreement. The refile services are performed under a Telecommunications Service Agreement expiring October 2000 unless terminated sooner. The Agreement requires the Company to maintain equipment for refile services. The Company further is obligated to provide termination services for a fee for the benefit of providers or affiliates in other countries.

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Government Regulation

         The Company is licensed as an international reseller pursuant to
Section 214 of the Federal Communication Act.

Marketing/Customers

         The Company will market its resale service as part of the OzEmail network to other carriers wholesalers, call centers, international phone card providers and others. During 1998 the Company's principal customer was OzEmail pursuant to the refile arrangement. During 1998 the Company received approximately 79.3% of its revenues from OzEmail. The Company does not anticipate that it will derive significant refile revenues from OzEmail in the future. Moreover, as the Company enters into resale arrangements, it's dependence on OzEmail as a refile customer will decline. The Company derived 17.1% of its revenues in 1998 from Telecom 2000 for providing domestic long distance capacity. This arrangement has terminated.

         The Company markets its service through its executive officers, one of whom is the vice president of sales and marketing. The Company has also entered into non-exclusive arrangements with agents who will receive a commission from the revenues generated any customer of the Company introduced by an agent.

Competition

         Currently, the Company competes with numerous other long distance resellers and providers. The Company believes its significant competition will be other independent resellers and providers including providers of competing voice telephony systems as well as possible affiliates of OzEmail appointed in the future other competitors include large carriers such as AT&T, MCI, Sprint, and WorldCom; and other providers of international long distance services such as STAR Telecommunications, Inc., as alliances that provide wholesale carrier services, such as "Global One" other internet telephony problems. In addition, the Company has a non exclusive affiliate arrangement with OzEmail. Therefore, OzEmail is free to appoint another affiliate which may result the Company facing substantial competition. Many of the Company's competitors are significantly larger and have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company.

         The Company competes for customers in the telecommunications markets primarily based on price and, to a lesser extent, the type and quality of service offered. Increased competition could force the Company to reduce its prices and profit margins if its competitors are able to procure rates or enter into service agreements that are comparable to or better than those the Company obtains, or are able to offer other incentives to existing and potential customers. Similarly, the Company has no control over the prices set by its competitors.

Employees

         The Company has five full-time employees, four of whom are engaged in executive and

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technical functions and one of whom is a clerical employee. The Company also employs a bookkeeper on a part-time basis.

Technical Facility

         The Company has an oral arrangement with an unaffiliated party pursuant to which the Company's technical equipment is housed and maintained at this party's facility in New York City. All equipment, connections and telephone lines between the Company and its customers and overseas providers are located at this facility. The Company utilizes the owner's switches to effect these connections.

Internet Portal

         The Company in February 1999 instituted a web portal. A portal is a website which enables the user to access various other web sites without multiple steps thereby saving the user time. The Teltran portal contains direct links to many commerce sites, including Amazon.com the internet bookseller. Recently, the Company provided access to brokerage firms through the portal and anticipates receiving payment from brokerage firms utilizing this service based on customers' business introduced to the brokerage firm through the portal. The Company has affiliate arrangements with retailers pursuant to the Company will receive a percentage of revenues generated by consumers accessing the site through the Company's portal. If the Company's portal received a prescribed number of hits to its website it will be in a position to provide advertising on its site and receive revenues for doing so. The Company believes it will achieve this requirement shortly. Users may also use the portal as their home page.

Additional Revenues

         The Company is receiving revenues for obtaining a contract for a third party. It receives commissions based on income derived by such third party.

Item 2.     Management's Discussion and Analysis or Plan of Operation.

Introduction

         Prior to April, 1998 the Company was a development stage Company and had no significant revenues since inception.

Statement of Operations Year Ended 1998 Compared to Year Ended 1997 (unaudited)

         The Company's revenues was approximately $535,000 for 1998 while the Company received no revenues in 1997.

         The Company's operating expenses during 1998 were approximately $707,000 compared to approximately $827,780 during the prior year. The reduced expenses were primarily attributable to decline in salary expense in 1998 recently from a reduction in staff.

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         Since the Company did not commence income producing operations until
1998, the Company does not believe that either 1997 or 1998 are any indication of the Company's future operations. The Company anticipates that the year 1999 will be the first full year of operations and that its revenues will be derived from businesses not conducted in 1998.

         The Company believes that it will have substantial increased revenues in 1999 as it began to derive revenues from in voice telephony operations.

Liquidity

         The Company had a negative working capital of approximately $280,000 as of December 31, 1998 compared to a negative working capital or approximately $82,000 at December 31, 1997. The increase was primarily attributable to increased debt financing. Also during 1998 the Company financed a portion of its receivable through a factoring arrangement. Since December 31, 1998 the Company received gross proceeds of $650,000 from the sale of convertible notes and exercise of warrants. All the notes have been converted and the Company has been able to repay and terminate its factoring arrangement.

         The Company is required to purchase additional equipment to perform the contracts for the resale of telephone time over OzEmail networks. This is the only substantial capital expend___ of the Company. It has determined to require its client to purchase the equipment or to provide advances for this purpose. As long as the Company funds to purchase equipment to perform its contracts it believes its present working capital is adequate for its operations for the next twelve months.

Item 3.     Description of Property.

         The Company's executive offices are located at One Penn Plaza, New York, New York 10119, where it leases approximately 2,400 square feet pursuant to a lease that expires on February 28, 2003. The annual base rental for this space is approximately $90,000.

         The Company's telecommunication equipment is located and maintained at a separate facility owned by a third party. See Item 1 - "Description of Business - Technical Facility

Item 4.     Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information regarding the aggregate and percentage ownership of the Company's Common Stock as of February 28, 1999 for (i) each person known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table below and (iv) all directors and executive officers as a group.

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                                                  Beneficial Ownership
        Name                Number of Shares      Percentage
----------------------      ----------------      ----------

Byron R. Lerner (1)(2)           725,000              9.1%
James E. Tubbs (1)               725,000              9.1%
Martin Miller (1)                250,000              3.1%

All executive officers
  and directors as a
  group (4 persons) (1)        1,779,333             22.3%

         (1) Includes options exercisable within 60 days to acquire 400,000 shares in the case of Messrs. Lerner and Tubbs and 250,000 shares in the case of Mr. Miller. The foregoing excludes option to acquire an additional $300,000 shares in the case of Messrs. Lerner and Tubbs.

         (2) Includes 250,000 shares held of record by a corporation which is wholly owned by Mr. Lerner.

--------------------------------------------------------------------------------

         The address of such person is c/o Teltran International Group, Ltd., One Penn Plaza, New York, New York 10119.

Item 5.     Directors, Executive Officers, Promoters and Control Persons.

            The directors and executive officers of the Company are as follows:

      Name         Age                          Position
---------------    ---      ---------------------------------------------------

Byron R. Lerner     54      President, Chief Executive Officer and Director

James E. Tubbs      39      Executive Vice President, Chief Operating Officer
                            and Director

Peter Biagioli      39      Vice president of Sales and Marketing

Martin Miller       58      Director

         Byron R. Lerner has been Chief Executive Officer and President of the Company since June

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1997 and a director of the Company since May 1996. Mr. Lerner was Chief
Financial Officer of the Company between May 1996 and June 1997. Between 1993 and 1995, Mr. Lerner was president of International of GlobalCom, a firm he founded which engaged in the resale of domestic and international long distance phone time. From 1990 to 1993 Mr. Lerner was president of L&S Communications, a reseller of domestic and international long distance telephone time.

         James E. Tubbs has been Executive Vice President and a director of the Company since May 1996. Between 1994 and 1995, Mr. Tubbs was President of OmniCom, a reseller of UniDial. From 1984 through May 1996 he was employed as an executive in various entities controlled by Brett Mussburger, the sports broadcaster. Simultaneously Mr. Tubbs was employed in various capacities as an executive in sports and entertainment matters by the networks which engaged Mr. Mussburger.

         Peter Biagioli has been Vice President of Sales and Marketing of the Company since 1997. From February 1988 to January 1997 Mr. Biagioli was vice president of Worldwide Commercial Development for the Worldwide Manifest Division TNT Express. During the period November 1982 to January 1988 he was employed by Avis Rent A Car System Inc. as Regional Sales Manager for the New York Metropolitan market.

         Martin Miller has been a director of the Company since November 1995. Mr. Miller , for the past five years, has been a manager of corporate finance for Millport Ltd., presently a Bahamian based investment advisor of foreign investors.

Item 6.     Executive Compensation.

         The following table sets forth information concerning compensation paid or accrued by the Company or its subsidiaries for services rendered during the fiscal year ended December 31, 1998 to the Company's Chief Executive Officer no executive officer whose compensation exceeded $100,000 during its fiscal year ended December 31, 1998.

                           Summary Compensation Table

    Name and Principal Position        Year          Salary
-----------------------------------    ----    -------------------
Byron E. Lerner President and Chief    1998     $         88,000
Executive Officer
                                       1997               37,500


         All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

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Option Plan

         The Company has adopted a 1998 Stock Option Plan (the "Option Plan") for officers, employees and consultants of the Company and any of its subsidiaries authorizing the grant of options to purchase 3,000,000 shares of the Company's common stock. As of February 28, 1999 options to purchase 1,790,000 shares of common stock were outstanding and options to purchase 1,210,000 shares of common stock were available for grant.

         The Employee Plan is administered by the board of directors. In general, the Committee will select the persons to whom options will be granted and will determine, subject to the terms of the Employee Plan, the number, the exercise period and other provisions of such options. The options granted under the Employee Plan will be exercisable in such installments as may be provided in the grant.

         Options granted to employees may be either incentive stock options under the Internal Revenue Code ("ISOs") or non ISOs. The board may determine the exercise price provided that, in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% of the voting power of the Company's stock) of the fair market value (as defined in the Employment Plan) of the Company's common stock at the date of grant. The aggregate fair market value (determined at time of option grant) of stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000.

         The options are evidenced by a written agreement containing the above terms and such other terms and conditions consistent with the Plan as the Committee may impose. Each option, unless sooner terminated, shall expire no later than ten (10) years (five years in the case o ISOs granted to holders of 10% of the voting power of the Company's stock) from the date of the grant, as the Committee may determine. The Committee has the right to amend, suspend or terminate the Employee Plan at any time, provided, however, that unless ratified by the Company's stockholders no amendment or change in the Plan will be effective for certain maters including increase in the total number of shares which may be issued under the Plan or extending the term of the Employee Plan.

                       Options Granted in Last Fiscal Year

                         Number of Shares
                         Underlying Option Granted             Exercise Price
                         -------------------------             --------------
Byron Lerner                    200,000                        $.37
                                 83,334                        1.75
                                 83,333                        3.000
                                 83,333                        5.00

James Tubbs                     200,000                        $.37
                                 83,334                        1.75
                                 83,333                        3.000
                                 83,333                        5.00

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         In addition, on January 31, 1999 the Company issued Plan Options to purchase an additional 795,000 shares of common stock at $.59 per share. Of these options 250,000 were issued to each of Messrs. Lerner and Tubbs and Martin Miller, a director of the Company.

Employment Agreements

         The Company has entered into an employment agreement with Byron Lerner, president and chief executive officer of the Company. The agreement is for a term of 37 months commencing March 1, 1999 and unless notice of non renewal is given at the end of first thirteen months or any year thereafter, the term of the agreement is extended for an additional year period. Mr. Lerner is to receive a base annual salary of $150,000 until August 1999 when the salary increases to $180,000. Starting in the second year of the agreement on April 1, 2000 the salary increases to $189,000 or $200,000 if the net income as defined in the agreement is at least $200,000. The salary increases thereafter at the rate of ten percent per annum. The agreement provides for a bonus pool which shall be equal to 15% of net income as defined in the agreement of which Mr. Lerner will receive a maximum of six (6%) of such pool. Mr. James Tubbs, a vice president, and chief operating officer has entered into an identical agreement with the Company.

Item 7.      Certain Relationships and Related Transactions.

             During and prior to 1998 an affiliate of Byron Lerner and James Tubbs each advanced the Company $100,000 each. In 1998 all these advances were converted into 500,000 shares of the Company's Common Stock. Mr. Lerner has advanced approximately an additional $13,000 to the Company in 1998 and 1999.

Item 8.      Description of Securities.

General

         The Company is authorized to issue 50,000,000 shares of its common stock, par value $0.001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). As of December 31, 1998 7,953,137 shares of the Common Stock were outstanding. No shares of Preferred Stock are currently outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

         In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them

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after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights. There are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

         The Company's Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so.

Transfer Agent

         The transfer agent for the Common Stock is North American Transfer Co., 147 Merrick Road, Freeport, New York 11520.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         The Company's Common Stock is currently quoted on the OTC Bulletin Board under the symbol "TLTG."

         Set forth below are the high and low closing bid quotations for Company's Common Stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

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      Period                High          Low
------------------          ----         -----
March 31, 1998              3.13         .4325
June 30, 1998               2.94          1.88
September 30, 1998          1.00          .75
December 31, 1998           1.19         .4325
March 31, 1997               .65          .40
June 30, 1997                .33          .22
September 30, 1997           .18          .11
December 31, 1997           .125         .125

         As of December 31, 1998, there were approximately 240 recordholders of the Company's Common Stock, although the Company believes that there are more than five hundred beneficial owners of its Common Stock.

         The Company plans to retain any future earnings for use in its business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

Item 2.      Legal Proceedings.

         Management of the Company is not aware of any legal proceedings, or pending legal proceedings, to which the Company is a party or to which the property of the Company is subject. A claim however has made by a corporation including a claim for receivables of the Company arising from a potential resale arrangement. The Company has denied the claim.

Item 3.      Changes in and Disagreements with Accountants.

         None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.

Item 4.      Recent Sales of Unregistered Securities.

         The following sets forth information relating to all unregistered securities of the Company sold by it since December 31, 1995. As previously indicated, all share numbers have been adjusted retroactively to reflect a 1 for 20 reverse stock split on December 31, 1997.

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         On May 1, 1996, the Company issued an aggregate of 500,000 shares of
Common Stock to the stockholders of International in exchange for all of the outstanding capital stock of International.

         In June 1996 the Company issued 158,333 shares of its common stock in accordance with Regulation 504 of the Securities Act of 1933 for approximately $950,000.

         In February, 1998 the Company issued 500,000 to an affiliate of Bryon Lerner and an officer and directors in satisfaction of indebtedness of $100,000. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

         In June 1998 the Company issued 6,000,000 shares of its common stock to entities which collectively had the right to participate in the Company's future earnings. These investors acquired the shares for investment. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

         In July and January the Company issued its convertible notes in the aggregate principal amount of $850,000 to several foreign investors in a transaction exempt pursuant to Rule 504. In connection with the transaction the Company issued warrants to purchase an aggregate of 137,500 shares of its Common Stock various persons. All of the notes have been converted and 1,926,395 shares issued. Warrants were also issued pursuant to Rule 504 to acquire 137,500 shares of the Company have been exercised.

Item 5.           Indemnification of Directors and Officers.

         Article Sixth of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the Company the power to indemnify. Article Sixth of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under
Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

                                    PART F/S

  See Index to Financial Statements and Financial Statements attached hereto

                                    PART III

Item 1.      Index to Exhibits.

Exhibit No.                      Description
-----------                      -----------

3.1         Certificate of Incorporation

3.2 Certificate of Ownership and Merger of Spectratek Incorporation by Taltran International Group, Ltd.

3.3         Amendment to Certificate of Incorporation

10.1        1998 Stock Option Plan

10.2        Employment Agreement between Byron Lerner and Registrant

10.3 USA Interconnectivity and Support Agreement dated October 12, 1999 between Ozemail and Registrant

10.4 USA Intellectual Property License Agreement dated October 12, 1999 between Ozemail and Registrant

10.5 Telecommunication Services Agreement dated October 15, 1998 between Ozemail and Registrant

21.1       Subsidiary List

23         Consent of Leibman Goldberg & Drogin LLP

27         Selected Financial Data Schedule



Item 2.           Description of Exhibits.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:             March 24, 1999

                                           TELTRAN INTERNATIONAL GROUP, LTD.

                                     By:
                                        ----------------------------------------
                                          Byron R. Lerner
                                          Chief Executive Officer, President
                                          (Principal Executive, Financial
                                          and Accounting Officer)

                        TELTRAN INTERNATIONAL GROUP, LTD.
                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                      with

                          INDEPENDENT AUDITORS' REPORT

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                 For the years ended December 31, 1998 and 1997

                                    CONTENTS

                                                                         PAGE #


Independent Auditors' Report                                               1

Financial Statements:

            Consolidated Balance Sheet                                     2

            Consolidated Statements of Operations                          3

            Consolidated Statement of Stockholders' Deficit                4

            Consolidated Statements of Cash Flows                          5

            Notes to Consolidated Financial Statements                   6 - 10

The Board of Directors
Teltran International Group, Ltd. and Subsidiaries


We have audited the consolidated balance sheet of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


February 22, 1999

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                           December 31, 1998 and 1997

                                     ASSETS


                                                                     1998               1997
                                                                  -----------       -----------
Current Assets:
  Cash                                                            $     5,389       $     3,646
  Accounts receivable                                                  94,296              --
  Deferred financing costs - net of amortization                       19,797              --
                                                                  -----------       -----------
    Total current assets                                              119,482             3,646
                                                                  -----------       -----------

Other Assets:
  Goodwill                                                             40,273            40,273
  Organization expense - net of amortization                               98               218
                                                                  -----------       -----------
    Total other assets                                                 40,371            40,491
                                                                  -----------       -----------

    Total assets                                                  $   159,853       $    44,137
                                                                  ===========       ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Convertible debentures payable                                  $   180,488       $      --
  Loan payable                                                         50,000            50,000
  Due to factor                                                        65,193              --
  Accounts payable, accrued expenses and taxes                        104,581            35,081
  Corporation taxes payable                                               100               488
                                                                  -----------       -----------
    Total current liabilities                                         400,362            85,569
                                                                  -----------       -----------

Long-Term Liabilities:
  Notes payable                                                          --             250,000
  Loans payable - stockholders'                                         1,245            10,880
                                                                  -----------       -----------
    Total long-term liabilities                                         1,245           260,880
                                                                  -----------       -----------

    Total liabilities                                                 401,607           346,449
                                                                  -----------       -----------

Commitments and Contingencies

Stockholders' Deficiency:
  Preferred stock, $.001 par value per share, 5,000,000
    shares authorized and -0- issued and outstanding
  Common stock, $.001 par value per share, 50,000,000
    shares authorized and 7,697,295 and 915,637 shares
    issued in 1998 and 1997 respectively                                7,697               916
  Additional paid in capital in excess of par value                 2,002,359         1,501,928
  Deficit                                                          (2,251,810)       (1,805,156)
                                                                  -----------       -----------
    Total stockholders' deficiency                                   (241,754)         (302,312)
                                                                  -----------       -----------

    Total liabilities and stockholders' deficiency                $   159,853       $    44,137
                                                                  ===========       ===========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 For the years ended December 31, 1998 and 1997

                                                      1998            1997
                                                   ---------       ---------
Revenues:
  Sales                                            $ 535,197       $    --

Cost of Sales:
  Purchases                                          244,832            --
                                                   ---------       ---------

Gross profit                                         290,365            --

Expenses:
  Salaries                                           143,356         371,379
  Outside services                                   271,850         112,032
  Professional fees                                   49,531          21,274
  Fees - other                                         9,384           1,003
  Payroll taxes                                       14,878          28,386
  Leasing expense                                     11,446            --
  Travel                                              93,701          21,219
  Insurance                                           28,863          33,573
  Rent                                                48,834          36,532
  Office                                               3,435         170,618
  Miscellaneous                                        3,908           4,395
  Telephone                                            6,088          27,369
  Amortization expenses                                21398               0
                                                   ---------       ---------

     Total expenses                                  706,672         827,780
                                                   ---------       ---------

Loss from operations                                (416,307)       (827,780)

    Interest expense                                  29,959            --
                                                   ---------       ---------

Net loss before income taxes                        (446,266)       (827,780)

Provision for income taxes                               388             464
                                                   ---------       ---------

Net loss                                           $(446,654)      $(828,244)
                                                   =========       =========

Net loss per share of common stock based upon
  7,697,295 and 915,637 (weighted average)
  shares issued respectively                       $   (0.06)      $   (0.90)
                                                   =========       =========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                 For the years ended December 31, 1998 and 1997

                                               Common Stock                     Capital
                                      -------------------------------          in Excess
                                         Shares             Amount             Par Value           Deficit
                                      -----------         -----------         -----------        -----------
Balance - March 1, 1996                 5,145,491         $     5,145         $   588,550        $  (550,478)


March, 1996 Teltran Merger             10,000,000              10,000

July, 1996 issuance of
3,166,667 shares                        3,166,667               3,167             946,833

Adjustment re: merger
elimination entries                                                                                   31,273

Net loss for the year                                                                               (457,707)
                                        ---------         -----------         -----------        -----------

Balance - January 1, 1997              18,312,158              18,312           1,535,383           (976,912)
Adjustment re: promissory note                                                    (50,851)

Reverse stock split 1:20 -
December 1, 1997                      (17,396,521)            (17,396)             17,396

For the year ended
December 31, 1997
Net loss for the year                                                                               (828,244)
                                        ---------         -----------         -----------        -----------

Balance - December 31, 1997               915,637                 916           1,501,928         (1,805,156)

Issuance of share as full
payment of outstanding debt             6,000,000               6,000             284,000               --

Issuance of shares re:
conversion of debt                        281,658                 281             116,931               --

Issuance of shares re: payment
of stockholder's loans                    500,000                 500              99,500               --

Net loss for the year                        --                  --                  --             (446,654)
                                        ---------         -----------         -----------        -----------

Balance - December 31, 1998             7,697,295         $     7,697         $ 2,002,359        $(2,251,810)
                                        =========         ===========         ===========        ===========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 1998 and 1997


                                                               1998               1997
                                                             ---------         ---------
Cash Flows from Operating Activities:
Net loss                                                     $(446,654)        $(828,244)

Adjustment to reconcile net loss to net cash
  provided by operating activities:
    Amortization expense                                        21,398               120
    Increase in accounts receivable                            (94,296)             --
    Increase in deferred financing costs                       (55,875)             --
    Cash advances from factor (net of repayments)               65,193              --
    Increase in accounts payable and accrued expenses           69,112             5,613
                                                             ---------         ---------
      Net cash used in operating activities                   (441,122)         (822,511)
                                                             ---------         ---------

Cash Flows from Investing Activities:
  Cash received from issuance of common stock                     --             602,300
                                                             ---------         ---------

    Net cash provided by operating activities                     --             602,300
                                                             ---------         ---------

Cash Flows from Financing Activities:
  Issuance of convertible debentures                           180,488              --
  Conversion of convertible debenture - stock issued           119,512              --
  Decrease in notes payable                                   (250,000)             --
  Decrease in loans payable - stockholders'                    102,865              --
  Issuance of stock for notes payable                          290,000              --
  Cash received as advances from investors                        --             199,149
                                                             ---------         ---------
     Net cash provided by financing activities                 442,865           199,149
                                                             ---------         ---------

Net decrease in cash                                             1,743           (21,062)
Cash - January 1,                                                3,646            24,708
                                                             ---------         ---------
Cash - December 31,                                          $   5,389         $   3,646
                                                             =========         =========

Supplemental Disclosures:
  Income tax                                                 $     625         $     464
                                                             =========         =========
  Interest paid                                              $  29,959         $    --
                                                             =========         =========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the year ended December 31, 1998


Note 1 - Operations:

         Nature of Business:

         Teltran International Group, Ltd. through its wholly owned Subsidiary Teltran International, Inc. (the "Company") provides services for state of the art telecommunications.

         Effective May 1, 1996, the shareholders of Teltran International Inc. ("the Subsidiary"), a Delaware corporation, completed a stock exchange with Spectratek Inc., a Utah corporation, whereby all the common shares of the subsidiary, were exchanged for 10,000,000 common shares of Spectratek, par value $.001. The 10,000,000 shares represented approximately 67% of the then total issued and outstanding 15,145,491 shares of Spectratek Inc.

         On October 6, 1997, Spectratek merged with Teltran International Group, Ltd., a newly formed Delaware corporation with the surviving entity.

         Except as otherwise indicated by the context, references to "the Company" refer to Teltran International Group, Ltd. and the subsidiary.

Note 2 - Summary of Significant Accounting Policies:

         Principles of Consolidation:

         The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated.

         Development Stage Activities and Operations:

         Prior to April 1998, the Company was a development stage activity. Since the Company now has continuing business revenues, comparative financial information does not include losses accumulated during the development stage period not part of the financial statement period.

         At December 31, 1998, the Company has a net operating loss carryforward of approximately $2,252,000 after limitations based on changes in ownership.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998

Note 2 - Summary of Significant Accounting Policies:

         Basic loss per share was computed by dividing the Company's net loss by the weighted average number of common shares outstanding during the period. There is no presentation of diluted loss per share as the effect of common stock options, warrants and convertible debt amounts are antidilutive. The weighted average number of common shares used to calculate loss per common share during 1998 and 1997 was 7,697,295 and 915,637 respectively.

         The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement established standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the fact of the income statement. The Statement was retroactively applied to the 1997 loss per share but did not have any effect.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

         Fair Value of Financial Instruments:

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash, cash equivalents, accounts receivable and notes payable approximates fair value.

         Impairment of Long-Lived Assets:

         The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material.

         Major Customer:

         During the year ended December 31, 1998, approximately 70% of the company's revenue was from one customer. Also, 65% of accounts receivable are from this customer who also was factored.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998

Note 3 - Notes Receivable:

         In July 1996, the Company issued 3,166,667 shares of common stock to investors for the sum of $950,000. During the year ended December 31, 1996, the Company received $347,700 and the balance of $602,300 was received during the year ended December 31, 1997.

Note 4 - Due to Factor:

         In June 1998, the Company entered into a factoring agreement; financing the accounts receivable of their major customers. At December 31, 1998, the outstanding balance due to the factor, represents approximately 70% of the customers' open balance. Advances from the factor totaled $509,036 (before customer repayments) from June, 1998 to December, 1998 and were used to pay operating expenses as well as vendor purchases. In February 1999, the Company terminated the factoring agreement and paid the outstanding balance in full.

Note 5 - Notes Payable:

         In August 1998, the Company issued $300,000 of convertible debentures due August 14, 1999 to non-related parties. The debentures accrued interest at 10%. The debentures are convertible into the Company's stock at $1.25 or 70% of the lowest closing bid price of the common stock, 30 trading days preceding the conversion date. During the period August through December 1998, $119,512 of debentures were converted to 269,158 shares of common stock. In connection with the transaction, the Company issued 30,000 warrants to purchase ______ shares of common stock at $1.25 per share. Financing costs of this transaction were deferred, and are being amortized to the convertible debentures maturity date.

         In November 1997, the Company entered into a joint venture agreement with a group of unrelated foreign investors which provided for their participation of future profits of the Company in return for cancellation of indebtedness. In June 1998, the Company issued on aggregate of 6,000,000 shares to these investors in consideration of the termination of the joint venture.

Note 6 - Stockholders' Deficit:

         During the period August 1998 to December 31, 1998, the Company issued 269,158 shares of its common stock upon the conversion of $119,512 of the debentures referred to in Note 5.

         The Company also issued 500,000 shares of its common stock to related parties of an officer and an officer as repayment of $100,000 advanced to the Company during the year.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998


Note 6 - Stockholders' Deficit (Continued):

         Upon completion of the reincorporation on October 6, 1997, the Company's capitalization consisted of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. On December 1, 1997, the shareholders approved a reverse one for twenty common stock split.

Note 7 - Commitments and Contingencies:

         The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplates continuation of the Company as a going concern. The Company was a development stage company and had no significant revenues and limited financing during the first three months of 1998. Additionally, the Company, as shown in the accompanying consolidated financial statements, has an accumulated deficit of $2,251,810 December 31, 1998 and incurred a net loss of $446,654 during the year ended December 31, 1998. Subsequent to June 30, 1998, the Company is no longer a development stage company since revenues are continuing.

         The Company rents its facility under a lease agreement through August 31, 2003.

         Future minimum lease payments under these agreements for the years ended December are as follows:

                           1999                    $  90,500
                           2000                       90,500
                           2001                       90,500
                           2002                       98,644
                           2003                       98,644
                                                    --------
                                                    $468,788

         Rent expense for the years ended December 31, 1998 and 1997 was $48,834 and $36,532, respectively.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998


Note 8 - Stock Compensation Plan:

         During the year December 31, 1998, the company granted 1,180,000 stock options to certain officers/directors, employees and non-employees that may be exercised at prices ranging from 37.5 to $5.00 per share. Subsequent to December 31, 1998, the Company pursuant to the plan, granted 795,000 additional stock options to certain employees and non-employees that may be exercised at a price of .59 per share. These options vested immediately upon the date of issuance.

         The following table summarizes certain information relative to stock options:

                                                             Weighted Average
         Incentive Stock Options               Shares         Exercise Price
         -----------------------               ------        ----------------

          Granted                            1,180,000            $1.69
          Exercised                                  0             --
                                             ---------

          Outstanding-December 31, 1997              0             1.69
          Expired/cancelled                          0             1.69
          Granted                                    0             --
                                             ----------

          Outstanding-December 31, 1998      1,180,000
                                             ==========

          Exercisable-December 31, 1998        497,500
                                             ==========

Note 9 - Subsequent Event:

         In January 1999, the Company issued $550,000 principal amount of convertible debentures due to non-related parties. The debentures accrue interest at 10%, and are convertible into the Company's common stock at prices related to market. Subsequent to the issuance of the debentures, all the debentures were converted into shares.

                                EXHIBIT INDEX


Exhibit No.                      Description
-----------                      -----------

3.1         Certificate of Incorporation

3.2 Certificate of Ownership and Merger of Spectratek Incorporation by Taltran International Group, Ltd.

3.3         Amendment to Certificate of Incorporation

10.1        1998 Stock Option Plan

10.2        Employment Agreement between Byron Lerner and Registrant

10.3 USA Interconnectivity and Support Agreement dated October 12, 1999 between Ozemail and Registrant

10.4 USA Intellectual Property License Agreement dated October 12, 1999 between Ozemail and Registrant

10.5 Telecommunication Services Agreement dated October 15, 1998 between Ozemail and Registrant

21.1       Subsidiary List

23         Consent of Leibman Goldberg & Drogin LLP

27         Selected Financial Data Schedule